FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                            No  ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated February 25, 2021;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2020; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2020.

February 25, 2021

For immediate release

Quebecor inc. ANNOUNCES 38% INCREASE IN QUARTERLY DIVIDEND AND reports consolidated results for fourth quarter and full year 2020

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the fourth quarter and full year of 2020. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Highlights

2020 financial year and recent developments

➢	Revenues: $4.32 billion in 2020, up $24.0 million (0.6%) from 2019.

➢	Adjusted EBITDA:[1] $1.95 billion, up $73.1 million (3.9%).

➢	Net income attributable to shareholders: $607.2 million ($2.41 per basic share) in 2020, a decrease of $45.6 million ($0.14 per basic share).

➢	Adjusted income from continuing operating activities:[2] $594.5 million ($2.36 per basic share) in 2020, an increase of $13.5 million ($0.09 per basic share).

➢	Cash flows from operations:[3] $1.31 billion, up $168.3 million (14.7%).

➢	Consolidated net debt leverage ratio:[4] 2.68x at December 31, 2020 compared with 2.91x at December 31, 2019.

➢	Quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) raised by 38% from $0.20 to $0.275 per share, in line with its dividend target of 30% to 50% of free cash flows.

➢	The Telecommunications segment grew its revenues by $142.2 million (4.1%) and its adjusted EBITDA by $61.0 million (3.4%) in 2020.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from customer equipment sales ($139.1 million or 51.6%), mobile telephony ($57.8 million or 9.6%), and Internet access ($17.1 million or 1.5%) in 2020.

➢	Videotron’s total average billing per unit[5] (“ABPU”) was $49.94 in 2020 compared with $50.00 in 2019, a $0.06 (-0.1%) decrease. Mobile ABPU was $50.85 in 2020, compared with $52.56 in 2019, a $1.71 (-3.3%) decrease due in part to a decrease in overage and roaming revenues caused by the COVID-19 public health crisis and the popularity of bring your own device (“BYOD”) plans.

➢	Net increase of 71,700 revenue-generating units[6] (“RGUs”) (1.2%) in 2020, including 150,600 connections (11.3%) to the mobile telephony service, 69,500 subscriptions (4.0%) to the Internet access service and 10,400 subscriptions (2.3%) to the Club illico over-the-top video service (“Club illico”).

1 See “Adjusted EBITDA” under “Definitions.”

2 See “Adjusted income from continuing operating activities” under “Definitions.”

3 See “Cash flows from operations” under “Definitions.”

4 See “Consolidated net debt leverage ratio” under “Definitions.”

5 See “Key performance indicators” under “Definitions.”

6 See “Key performance indicators” under “Definitions.”

➢	On February 10, 2021, the Sports and Entertainment segment announced the acquisition of Les Disques Audiogramme inc. The addition of the largest independent French-language record label in North America positions the segment to continue supporting talented Québec artists and disseminating and promoting Québec music.

➢	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of $5.9 million. Videotron intends to use the proceeds from this offering for general corporate purposes, including, without limitation, the repayment of a portion of its current debt.

➢	On December 15, 2020, Videotron announced the launch of its 5G network, with service to be phased in first in the City of Montréal and then rolled out in other parts of Québec. This state-of-the-art technology offers customers faster upload and download speeds and supports the introduction of new applications.

➢	On June 17, 2020, the Sports and Entertainment segment announced the acquisition of the Théâtre Capitole in Québec City. The acquisition of the unique, hundred-year-old, 1,300-seat venue will enhance the Québec City entertainment scene.

➢	From March 13 through June 30, 2020, and December 20, 2020 through January 3, 2021, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses and enable customers to stay connected with loved ones during the COVID-19 pandemic. From March 13 to June 30, 2020, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.

➢	TVA Group Inc. (“TVA Group”) took a series of initiatives in the spring of 2020 to support Quebecers during the first COVID-19 lockdown. The television event Une chance qu’on s’a, broadcast in partnership with the Government of Québec and Télé-Québec, raised $2.0 million for organizations that help isolated seniors and victims of domestic violence. The daily program Ça va bien aller, which started airing on April 6, 2020, lessened the sense of isolation by keeping viewers informed of initiatives across Québec. Finally, the all-news channel LCN was unscrambled to help Quebecers stay abreast of developments in the health crisis in real time.

➢	To alleviate the isolation of youths in rehabilitation centres and seniors in long-term care facilities during the pandemic, Videotron donated 1,000 smartphones with unlimited plans in April 2020. Quebecor and the Fondation Chopin-Péladeau also supported the Food Banks of Quebec network by joining forces with La Tablée des Chefs in the “Cuisines Solidaires” project.

Fourth quarter 2020

➢	Revenues: $1.15 billion, up $10.6 million (0.9%).

➢	Adjusted EBITDA: $526.8 million, up $32.3 million (6.5%).

➢	Adjusted EBITDA increased in the Telecommunications segment by $19.0 million (4.1%) and in the Media segment by $10.3 million (29.2%).

➢	Net income attributable to shareholders: $159.8 million ($0.64 per basic share) in the fourth quarter of 2020, an increase of $14.7 million ($0.07 per basic share).

➢	Adjusted income from continuing operating activities: $165.0 million ($0.66 per basic share) in the fourth quarter of 2020, a $5.4 million increase.

➢	Cash flows from operations: $345.2 million, up $84.7 million (32.5%).

➢	Net increase of 43,000 RGUs[1] (0.7%) in the fourth quarter of 2020, including 28,500 connections (2.0%) to the mobile telephony service, 27,000 subscriptions (1.5%) to the Internet access service and 16,800 subscriptions (3.7%) to Club illico.

“As a major corporate citizen and Québec’s telecommunications, news and entertainment leader, Quebecor played a prominent role during the COVID-19 pandemic that wreaked havoc throughout 2020,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “We supported the public by providing our essential services without interruption during the crisis while implementing measures to mitigate the impact on our employees, customers and business partners. For example, we took practical steps throughout the year to help our customers stay connected, informed and entertained in this challenging time, and we provided financial assistance to our employees who were affected by the pandemic.

“Our prudent management of our operations and our balance sheet served us particularly well in 2020. We controlled our operating costs and adjusted our capital expenditures for physical and intangible assets to maintain our industry-leading status going forward while being prepared to deal with future challenges. At the same time, we were able to continue the roll-out of our latest technological innovations. For example, our new Helix and Fizz services have been a resounding success, making a strong contribution to growing our customer base and our profitability. As a result, despite the difficult business environment created by the pandemic and its impact on some of our operations, we posted a 3.9% increase in adjusted EBITDA and a 14.7% increase in cash flow from operations in 2020. We reduced our debt-to-equity ratio from 2.91x in 2019 to 2.68x in 2020. Our performance in the fourth quarter of 2020 also contributed to these positive results, with increases of 6.5% in adjusted EBITDA and 32.5% in cash flows from operations,” Pierre Karl Péladeau stated.

1 The numbers for the end of the third quarter of 2020 have been lowered by 6,900 RGUs (reflecting reductions in customer growth of 5,200 an 1,700 in the first and second quarters of 2020 respectively) to correct an irregularity discovered in the RGU growth compilation systems.

“As a provider of essential services subject to unprecedented demand, I am proud of what we accomplished at Videotron in 2020,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “Thanks to our strategic investments of recent years, Quebecers have been able to count on a reliable, robust network as well as the expertise and professionalism of our dedicated teams across Québec. To connect as many Quebecers as possible, we are pursuing our strategy of expanding our services outside urban areas by innovating and constructing new infrastructure, building on our successes to date.

“Meanwhile, we began the roll-out of our 5G network with a successful first deployment in December 2020, strengthening our industry-leading position and demonstrating our determination to stay at the cutting edge of technological change and delivering a world-class experience for our customers.

“The addition of 150,600 mobile subscriber connections and 69,500 Internet access customers in 2020 is indicative of our ability to acquire new customers and increase our market share in growth sectors. The success of our Helix entertainment and home management platform, which now has more than 677,000 RGUs, is a prime example, as is the growth of Fizz’s mobile telephony and Internet access services. Fizz recently placed first for online experience in Canada’s telecommunications industry on Léger’s WOW Digital Index.

“Finally, Club illico’s subscriber base continues to grow, thanks to its rich, diverse selection of programs, including exciting new documentary series and new dramas. We continue investing in these categories and some 30 original productions are currently in development,” Jean-François Pruneau concluded.

“Our organization faced multiple COVID-19-related challenges in 2020,” noted France Lauzière, President and Chief Executive Officer of TVA Group. “TVA Group posted a $12.5 million increase in adjusted EBITDA in the fourth quarter of 2020, mainly because of decreased costs due to the late start of the National Hockey League’s 2020-2021 season, combined with the various government assistance measures. Our people’s sustained efforts to mitigate the impact of the pandemic were also a factor.

“Despite the difficult conditions created by the pandemic, TVA Group continues to evolve and adjust to market transformations. For example, we successfully repositioned the TVA brand in the fall and launched the new TVA+ digital platform, which aims to reach ever more Quebecers and bring viewers together through its content offerings. Our combined market share continued to grow in the fourth quarter of 2020, rising 1.8 percentage points to 38.6%, due in particular to a 2.6-point increase at the LCN all-news channel, which remained the most-watched specialty channel in Québec with a 7.4% market share,” added France Lauzière.

“Quebecor’s Sports and Entertainment segment was hard hit by the health crisis,” said Martin Tremblay, Chief Operating Officer of Quebecor Sports and Entertainment Group. “Most of our shows and events were postponed or cancelled. We have managed our operations so as to protect the viability of the business and to come back even stronger than before after the pandemic. In February 2021, we acquired Les Disques Audiogramme inc., the largest independent French-language record label in North America. As well, we enhanced entertainment offerings in the Québec City area with the acquisition of the Théâtre Capitole in June 2020, and we launched the new QUB musique streaming platform featuring Québec artists. Showcasing Québec artists and supporting the vitality of our culture remain core priorities for us and we are very proud of these acquisitions and initiatives. Expanding our complement of distribution platforms positions us to continue building a diversified ecosystem for the benefit of promoters, artists and everyone in Québec who loves music and culture.”

“Videotron strengthened its position as a leading issuer,” said Hugues Simard, Chief Financial Officer of Quebecor and Quebecor Media. “I am very pleased with the response to its offering of Senior Notes in the principal amount of $650.0 million, issued on January 22, 2021. The Notes bear 3.125% interest, the lowest coupon rate ever on the Canadian high-yield note market. This issue, in addition to available liquidity of more than $1.8 billion, puts us in a strong position heading into the upcoming spectrum auctions and our Note maturities.”

“While the pandemic continues to create uncertainty, our ability to execute our strategies in an effective and disciplined manner, our healthy results and balance sheet, and our talented teams give us reason to look to the future with confidence,” Pierre Karl Péladeau concluded. “I extend my heartfelt thanks to our employees, who have shown extraordinary resilience and continue providing our customers with the highest standard of service, day after day. I am extremely proud of the outstanding leadership we have shown throughout the year. We will continue investing and growing for the benefit of all our stakeholders.”

COVID-19 public health crisis

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential across Québec. The Québec government subsequently implemented a gradual reopening plan, which was followed at the end of December 2020 by new restrictions and the suspension of some business activities due to the second wave of the pandemic. This health crisis curtailed the operations of many of Quebecor’s business partners and led to a significant slowdown in some of the Corporation’s segments in 2020. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a significant reduction in volume at Videotron retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, a significant decrease in sports events broadcast by the TVA Sports specialty channel, and reduced film and audiovisual content activity in the Media segment; and the cancellation of most shows and events, and the interruption of music and book distribution activities in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Because of the slowdown in the economy, approximately 10% of Quebecor’s workforce received benefits in 2020 under the Corporation’s assistance program. During the health crisis, this program provides financial assistance to employees temporarily laid-off or to employees on stand-by in addition to the Canadian wage subsidy programs. Due to significant decreases in their revenues, most of the business units in the Media segment and Sports and Entertainment segment qualified for the Emergency Wage Subsidy, and subsidies totalling $49.6 million were recorded in 2020 as a reduction in employee costs, including $29.0 million in TVA Group, $7.5 million in Sports and Entertainment, $4.6 million in newspapers, $3.1 million in Quebecor Media Sales and $2.9 million in NumériQ.

Non-IFRS Financial Measures

In 2020, the Corporation reviewed the nature and definition of the financial measures not standardized under International Financial Reporting Standards (“IFRS”) that it uses. As a result, “cash flows from segment operations” was abandoned and replaced by the new “cash flows from operations” metric. This metric is now used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. Furthermore, calculation of this metric will henceforth be based on additions to property, plant and equipment and to intangible assets rather than cash flows used for additions to property, plant and equipment and to intangible assets. As well, the new metric is calculated without taking into account proceeds on disposals. The Corporation also added the “consolidated net debt leverage ratio” measure. The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The definitions of these new measures are provided under “Definitions” below.

Financial tables

Table 1

Consolidated summary of income, cash flows and other financial data

(in millions of Canadian dollars, except number of shares and per basic share data)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Income
Revenues:
Telecommunications	$3,622.6	$3,480.4	$3,382.0	$940.9	$908.6
Media	650.5	738.0	728.6	185.8	208.0
Sports and Entertainment	158.0	192.2	182.1	48.8	54.7
Inter-segment	(113.3)	(116.8)	(111.7)	(28.7)	(35.1)
	4,317.8	4,293.8	4,181.0	1,146.8	1,136.2
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	1,864.4	1,803.4	1,715.6	481.7	462.7
Media	82.2	74.8	60.0	45.6	35.3
Sports and Entertainment	8.7	7.3	10.5	2.1	2.6
Head Office	(2.7)	(6.0)	(9.8)	(2.6)	(6.1)
	1,952.6	1,879.5	1,776.3	526.8	494.5
Depreciation and amortization	(803.2)	(750.4)	(753.1)	(213.5)	(186.3)
Financial expenses	(328.2)	(327.5)	(332.0)	(79.1)	(81.4)
Gain (loss) on valuation and translation of financial instruments	8.0	(6.5)	(61.3)	(0.9)	(14.6)
Restructuring of operations and other items	(39.2)	(28.6)	(29.1)	(6.1)	(1.6)
Income taxes	(205.8)	(205.7)	(162.8)	(58.1)	(60.3)
Income from discontinued operations	33.2	97.5	3.8	(0.6)	-
Net income	$617.4	$658.3	$441.8	$168.5	$150.3
Income from continuing operating activities attributable to shareholders	$574.0	$555.3	$400.2	$160.4	$145.1
Net income attributable to shareholders	607.2	652.8	403.7	159.8	145.1
Adjusted income from continuing operating activities	594.5	581.0	469.8	165.0	159.6
Per basic share:
Income from continuing operating activities attributable to shareholders	2.28	2.17	1.67	0.64	0.57
Net income attributable to shareholders	2.41	2.55	1.69	0.64	0.57
Adjusted income from continuing operating activities	2.36	2.27	1.96	0.66	0.63

	Years ended December 31						Three months ended December 31
	2020		2019		2018		2020	2019
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$596.1		$678.1		$720.2		$164.6	$214.2
Media	38.0		50.0		33.8		14.8	18.4
Sports and Entertainment	3.4		4.9		5.0		0.9	0.8
Head Office	2.7		2.4		5.0		1.3	0.6
	640.2		735.4		764.0		181.6	234.0
Acquisition of spectrum licences	-		255.8		-		-	-
Cash flows:
Cash flows from operations
Telecommunications	1,268.3		1,125.3		995.4		317.1	248.5
Media	44.2		24.8		26.2		30.8	16.9
Sports and Entertainment	5.3		2.4		5.5		1.2	1.8
Head Office	(5.4)		(8.4)		(14.8)		(3.9)	(6.7)
	1,312.4		1,144.1		1,012.3		345.2	260.5
Cash flows provided by continuing operating activities	1,431.5		1,211.8		1,424.0		377.0	363.1
Dividends declared	201.1		100.3		46.3		49.8	28.7
Dividends declared per basic share	0.80		0.39		0.19		0.20	0.11
Consolidated net debt leverage ratio	2.68	x	2.91	x	3.22	x

Table 2

Cash flows from operations for the past eight quarters

(in millions of Canadian dollars)

	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019
Telecommunications	$317.1	$325.9	$322.8	$302.5	$248.5	$306.5	$281.8	$288.5
Media	30.8	17.0	-	(3.6)	16.9	17.8	(3.0)	(6.9)
Sports and Entertainment	1.2	6.7	2.1	(4.7)	1.8	6.0	(3.1)	(2.3)
Head Office	(3.9)	(3.5)	1.2	0.8	(6.7)	2.1	(0.8)	(3.0)
Total	$345.2	$346.1	$326.1	$295.0	$260.5	$332.4	$274.9	$276.3

2020/2019 financial year comparison

Revenues: $4.32 billion, a $24.0 million (0.6%) increase.

•	Revenues increased in Telecommunications ($142.2 million or 4.1% of segment revenues).

•	Revenues decreased in Media ($87.5 million or -11.9% of segment revenues) and in Sports and Entertainment ($34.2 million or -17.8%).

Adjusted EBITDA: $1.95 billion, a $73.1 million (3.9%) increase.

•	Adjusted EBITDA increased in Telecommunications ($61.0 million or 3.4% of segment adjusted EBITDA), Media ($7.4 million or 9.9%), and Sports and Entertainment ($1.4 million or 19.2%).

•	There was a favourable variance at Head Office ($3.3 million).

•	The change in the fair value of Quebecor Media stock options resulted in a $1.5 million favourable variance in the stock-based compensation charge in 2020 compared with 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $7.2 million favourable variance in the Corporation’s stock-based compensation charge in 2020.

Net income attributable to shareholders: $607.2 million ($2.41 per basic share) in 2020, compared with $652.8 million ($2.55 per basic share) in 2019, a decrease of $45.6 million ($0.14 per basic share).

•	The main unfavourable variances were:

o	$64.3 million decrease in income from discontinued operations;

o	$52.8 million increase in the depreciation and amortization charge;

o	$10.6 million unfavourable variance in the charge for restructuring of operations and other items.

•	The main favourable variances were:

o	$73.1 million increase in adjusted EBITDA;

o	$14.5 million favourable variance in gains and losses on valuation and translation of financial instruments, including $15.0 million without any tax consequences.

Adjusted income from continuing operating activities: $594.5 million ($2.36 per basic share) in 2020, compared with $581.0 million ($2.27 per basic share) in 2019, an increase of $13.5 million ($0.09 per basic share).

Cash flows from operations: $1.31 billion in 2020, a $168.3 million (14.7%) increase due to a $67.8 million decrease in additions to property, plant and equipment, a $27.4 million decrease in additions to intangible assets, and the $73.1 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $1.43 billion in 2020, a $219.7 million (18.1%) increase due primarily to the favourable net change in non-cash balances related to operating activities and the increase in adjusted EBITDA, partially offset by the increase in current income taxes and the increase in the cash portion related to restructuring of operations and other items.

Consolidated net debt leverage ratio

Consolidated net debt leverage ratio: 2.68x at December 31, 2020 compared with 2.91x at December 31, 2019. The decrease was due primarily to net reductions in drawings on the revolving credit facilities and bank indebtedness, as the case may be, by Videotron, TVA Group, Quebecor Media and Quebecor, using free cash flows from continuing operating activities, and the increase in the trailing 12-month adjusted EBITDA.

2020/2019 fourth quarter comparison

Revenues: $1.15 billion, a $10.6 million (0.9%) increase.

•	Revenues increased in Telecommunications ($32.3 million or 3.6%).

•	Revenues decreased in Media ($22.2 million or -10.7% of segment revenues) and in Sports and Entertainment ($5.9 million or -10.8%).

Adjusted EBITDA: $526.8 million, a $32.3 million (6.5%) increase.

•	Adjusted EBITDA increased in Telecommunications ($19.0 million or 4.1% of segment adjusted EBITDA) and in Media ($10.3 million or 29.2%).

•	There was a favourable variance at Head Office ($3.5 million).

•	Adjusted EBITDA decreased in Sports and Entertainment ($0.5 million or -19.2%).

•	The change in the fair value of Quebecor Media stock options resulted in a $1.1 million favourable variance in the stock-based compensation charge in the fourth quarter of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $3.3 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2020.

Net income attributable to shareholders: $159.8 million ($0.64 per basic share) in the fourth quarter of 2020, compared with $145.1 million ($0.57 per basic share) in the same period of 2019, a favourable variance of $14.7 million ($0.07 per basic share).

•	The main favourable variances were:

o	$32.3 million increase in adjusted EBITDA;

o	$13.7 million favourable variance in losses on valuation and translation of financial instruments, including $12.6 million without any tax consequences.

•	The main unfavourable variances were:

o	$27.2 million increase in the depreciation and amortization charge;

o	$4.5 million increase in the charge for restructuring of operations and other items.

Adjusted income from continuing operating activities: $165.0 million ($0.66 per basic share) in the fourth quarter of 2020, compared with $159.6 million ($0.63 per basic share) in the same period of 2019, a $5.4 million increase.

Cash flows from operations: $345.2 million, an $84.7 million (32.5%) increase due primarily to a $27.5 million decrease in additions to property, plant and equipment, a $24.9 million decrease in additions to intangible assets, and the $32.3 million increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $377.0 million, a $13.9 million increase due primarily to the net change in non-cash balances related to operating activities and the increase in adjusted EBITDA in the Telecommunications and Media segments, partially offset by the increase in current income taxes.

Financial transactions

•	On February 24, 2021, the Board of Directors of Quebecor declared a quarterly dividend of $0.275 per share on its Class A Shares and Class B Shares. The 38% increase is in line with the Corporation’s dividend target of 30% to 50% of free cash flows.

•	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions. On February 21, 2020, TVA Group had lowered the limit on the facility from $150.0 million to $75.0 million and amended certain terms and conditions.

•	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.1 million, net of financing fees of $5.9 million. Videotron intends to use the proceeds from this offering for general corporate purposes, including, without limitation, the repayment of a portion of its current debt.

•	Quebecor’s $50.0 million revolving credit facility expired on July 15, 2020 and was not renewed.

Normal course issuer bid

On August 5, 2020, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Shares representing approximately 3.5% of issued and outstanding Class B Shares as of July 31, 2020. The purchases can be made from August 15, 2020 to August 14, 2021 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

On August 7, 2020, the Corporation announced that it had entered into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It came into effect on August 15, 2020 and terminates on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

In 2020, the Corporation purchased and cancelled 6,457,050 Class B Shares for a total cash consideration of $201.2 million (3,107,356 Class B Shares for a total cash consideration of $94.6 million in the same period of 2019). The excess of $163.1 million of the purchase price over the carrying value of Class B Shares repurchased was recorded in reduction of retained earnings (an increase of the deficit of $76.3 million in 2019).

In 2019, 680,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $8.3 million. As a result of this transaction, the contributed surplus was increased by $12.7 million and the stock-based compensation liability was reduced by the same amount.

Dividend

On February 24, 2021, the Board of Directors of Quebecor declared a quarterly dividend of $0.275 per share on its Class A Shares and Class B Shares, payable on April 6, 2021 to shareholders of record as of the record date of March 12, 2021. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on November 4, 2020 on Quebecor Class B Shares triggered an adjustment to the floor price and ceiling price then in effect. Accordingly, effective November 19, 2020, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $26.20 per share (that is, a maximum number of approximately 5,724,218 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $32.76 per share (that is, a minimum number of approximately 4,579,374 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full-year 2020 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter and full-year 2020 results on February 25, 2021 at 11:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A recording of the call will be available from February 25, 2021 to May 26, 2021 by dialling 1 877 293-8133, access code for participants and recording access code 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences and annual meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of February 25, 2021 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:
Hugues Simard	Communications Department
Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@Quebecor.com
hugues.simard@quebecor.com	514 380-4572
514 380-7414

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income (loss) from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2020 and 2019 presented in Table 3 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 3

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$1,864.4	$1,803.4	$1,715.6	$481.7	$462.7
Media	82.2	74.8	60.0	45.6	35.3
Sports and Entertainment	8.7	7.3	10.5	2.1	2.6
Head Office	(2.7)	(6.0)	(9.8)	(2.6)	(6.1)
	1,952.6	1,879.5	1,776.3	526.8	494.5
Depreciation and amortization	(803.2)	(750.4)	(753.1)	(213.5)	(186.3)
Financial expenses	(328.2)	(327.5)	(332.0)	(79.1)	(81.4)
Gain (loss) on valuation and translation of financial instruments	8.0	(6.5)	(61.3)	(0.9)	(14.6)
Restructuring of operations and other items	(39.2)	(28.6)	(29.1)	(6.1)	(1.6)
Income taxes	(205.8)	(205.7)	(162.8)	(58.1)	(60.3)
Income (loss) from discontinued operations	33.2	97.5	3.8	(0.6)	–
Net income	$617.4	$658.3	$441.8	$168.5	$150.3

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before income (loss) from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 4 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2020 and 2019 presented in Table 4 below is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 4

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Years ended December 31			Three months ended December 31
	2020	2019	2018	2020	2019
Adjusted income from continuing operating activities	$594.5	$581.0	$469.8	$165.0	$159.6
Gain (loss) on valuation and translation of financial instruments	8.0	(6.5)	(61.3)	(0.9)	(14.6)
Restructuring of operations and other items	(39.2)	(28.6)	(29.1)	(6.1)	(1.6)
Income taxes related to adjustments[1]	9.1	8.0	19.0	2.1	1.4
Net income attributable to non-controlling interest related to adjustments	1.6	1.4	1.8	0.3	0.3
Discontinued operations	33.2	97.5	3.5	(0.6)	–
Net income attributable to shareholders	$607.2	$652.8	$403.7	$159.8	$145.1

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 5 and 6 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2020 and 2019 presented in Tables 5 and 6 is drawn from the Corporation’s unaudited quarterly consolidated financial statements.

Table 5

Cash flows from operations

(in millions of Canadian dollars)

		Years ended December 31		Three months ended December 31
	2020	2019	2018	2020	2019
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$1,864.4	$1,803.4	$1,715.6	$481.7	$462.7
Media	82.2	74.8	60.0	45.6	35.3
Sports and Entertainment	8.7	7.3	10.5	2.1	2.6
Head Office	(2.7)	(6.0)	(9.8)	(2.6)	(6.1)
	1,952.6	1,879.5	1,776.3	526.8	494.5
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(402.1)	(459.3)	(517.4)	(103.9)	(127.3)
Media	(14.3)	(24.0)	(29.2)	(7.6)	(11.7)
Sports and Entertainment	(0.6)	(1.3)	(1.5)	(0.4)	(0.2)
Head Office	(1.5)	(1.7)	(6.1)	(0.2)	(0.4)
	(418.5)	(486.3)	(554.2)	(112.1)	(139.6)
Additions to intangible assets:[2]
Telecommunications	(194.0)	(218.8)	(202.8)	(60.7)	(86.9)
Media	(23.7)	(26.0)	(4.6)	(7.2)	(6.7)
Sports and Entertainment	(2.8)	(3.6)	(3.5)	(0.5)	(0.6)
Head Office	(1.2)	(0.7)	1.1	(1.1)	(0.2)
	(221.7)	(249.1)	(209.8)	(69.5)	(94.4)
Cash flows from operations
Telecommunications	1,268.3	1,125.3	995.4	317.1	248.5
Media	44.2	24.8	26.2	30.8	16.9
Sports and Entertainment	5.3	2.4	5.5	1.2	1.8
Head Office	(5.4)	(8.4)	(14.8)	(3.9)	(6.7)
	$1,312.4	$1,144.1	$1,012.3	$345.2	$260.5

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per consolidated financial statements:		Years ended December 31		Three months ended December 31
	2020	2019	2018	2020	2019
Additions to property, plant and equipment	$(418.5)	$(486.3)	$(554.2)	$(112.1)	$(139.6)
Net (decrease) increase in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(28.7)	(15.3)	4.7	(10.3)	15.3
Cash flows used for additions to property, plant and equipment	$(447.2)	$(501.6)	$(549.5)	$(122.4)	$(124.3)

[2] Reconciliation to cash flows used for additions to intangible assets as per consolidated financial statements:		Years ended December 31		Three months ended December 31
	2020	2019	2018	2020	2019
Additions to intangible assets	$(221.7)	$(249.1)	$(209.8)	$(69.5)	$(94.4)
Net increase in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	15.8	8.0	12.4	48.7	22.0
Cash flows used for licence acquisitions	-	(255.8)	-	-	-
Cash flows used for additions to intangible assets	$(205.9)	$(496.9)	$(197.4)	$(20.8)	$(72.4)

Table 6

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the consolidated financial statements.

(in millions of Canadian dollars)

		Years ended December 31		Three months ended December 31
	2020	2019	2018	2020	2019
Cash flows from operations from Table 5	$1,312.4	$1,144.1	$1,012.3	$345.2	$260.5
Plus (minus)
Cash portion of financial expenses	(320.1)	(319.4)	(324.9)	(77.1)	(79.4)
Cash portion related to restructuring of operations and other items	(30.7)	(9.8)	(14.2)	(4.9)	(1.6)
Current income taxes	(208.7)	(107.9)	(154.9)	(27.7)	7.2
Other	2.8	2.9	4.8	(0.7)	1.6
Net change in non-cash balances related to operating activities	40.0	(229.3)	146.3	(38.6)	(58.2)
Net (decrease) increase in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(28.7)	(15.3)	4.7	(10.3)	15.3
Net increase in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	15.8	8.0	12.4	48.7	22.0
Free cash flows from continuing operating activities	782.8	473.3	686.5	234.6	167.4
Plus (minus)
Cash flows used for additions to property, plant
and equipment	447.2	501.6	549.5	122.4	124.3
Cash flows used for additions to intangible assets
(excluding licence acquisitions and renewals)	205.9	241.1	197.4	20.8	72.4
Proceeds from disposal of assets	(4.4)	(4.2)	(9.4)	(0.8)	(1.0)
Cash flows provided by continuing operating activities	$1,431.5	$1,211.8	$1,424.0	$377.0	$363.1

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 7 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s consolidated financial statements.

Table 7

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	Dec. 31, 2020		Dec. 31, 2019		Dec. 31, 2018
Total long-term debt[1]	$5,786.4		$5,986.1		$6,461.7
Plus (minus):
Lease liabilities	139.0		106.6		108.4
Current portion of lease liabilities	34.3		31.3		36.0
Bank indebtedness	1.7		29.4		24.3
Assets related to derivative financial instruments	(625.5)		(679.8)		(887.0)
Liabilities related to derivative financial instruments	28.4		2.1		-
Cash and cash equivalents	(136.7)		(14.0)		(21.0)
Consolidated net debt excluding convertible debentures	5,227.6		5,461.7		5,722.4
Divided by:
Trailing 12-month adjusted EBITDA	$1,952.6		$1,879.5		$1,776.3
Consolidated net debt leverage ratio	2.68	x	2.91	x	3.22	x
[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

KEY PERFORMANCE INDICATORs

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for Internet access, television, Club illico, mobile and wireline telephony services by the total average number of RGUs from Internet access, television, mobile and wireline telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Twelve months ended
(in millions of Canadian dollars, except for earnings per share data)	December 31		December 31
(unaudited)	2020	2019	2020	2019
Revenues	$1,146.8	$1,136.2	$4,317.8	$4,293.8

Employee costs	164.3	184.2	635.5	700.8
Purchase of goods and services	455.7	457.5	1,729.7	1,713.5
Depreciation and amortization	213.5	186.3	803.2	750.4
Financial expenses	79.1	81.4	328.2	327.5
Loss (gain) on valuation and translation of financial instruments	0.9	14.6	(8.0)	6.5
Restructuring of operations and other items	6.1	1.6	39.2	28.6
Income before income taxes	227.2	210.6	790.0	766.5

Income taxes (recovery):
Current	27.7	(7.2)	208.7	107.9
Deferred	30.4	67.5	(2.9)	97.8
	58.1	60.3	205.8	205.7

Income from continuing operations	169.1	150.3	584.2	560.8

(Loss) income from discontinued operations	(0.6)	-	33.2	97.5

Net income	$168.5	$150.3	$617.4	$658.3

Income from continuing operations attributable to
Shareholders	$160.4	$145.1	$574.0	$555.3
Non-controlling interests	8.7	5.2	10.2	5.5

Net income attributable to
Shareholders	$159.8	$145.1	$607.2	$652.8
Non-controlling interests	8.7	5.2	10.2	5.5

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.64	$0.57	$2.28	$2.17
From discontinued operations	-	-	0.13	0.38
Net income	0.64	0.57	2.41	2.55
Diluted:
From continuing operations	0.64	0.57	2.22	2.17
From discontinued operations	-	-	0.13	0.38
Net income	0.64	0.57	2.35	2.55

Weighted average number of shares outstanding (in millions)	249.1	254.8	251.6	255.6
Weighted average number of diluted shares (in millions)	253.8	255.0	256.3	255.8

1

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Twelve months ended
(in millions of Canadian dollars)	December 31		December 31
(unaudited)	2020	2019	2020	2019
Income from continuing operations	$169.1	$150.3	$584.2	$560.8

Other comprehensive (loss) income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(36.0)	2.2	(17.1)	73.8
Deferred income taxes	8.9	1.9	6.4	(2.8)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	2.3	(70.1)	(84.7)	(70.1)
Deferred income taxes	(0.1)	18.7	22.5	18.7

Reclassification to income:
Gain related to cash flow hedges	-	-	-	(1.1)
Deferred income taxes	-	-	-	0.7
	(24.9)	(47.3)	(72.9)	19.2

Comprehensive income from continuing operations	144.2	103.0	511.3	580.0

(Loss) income from discontinued operations	(0.6)	-	33.2	97.5

Comprehensive income	$143.6	$103.0	$544.5	$677.5

Comprehensive income from continuing operations attributable to
Shareholders	$133.9	$97.2	$504.2	$573.9
Non-controlling interests	10.3	5.8	7.1	6.1

Comprehensive income attributable to
Shareholders	$133.3	$97.2	$537.4	$671.4
Non-controlling interests	10.3	5.8	7.1	6.1

2

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended December 31, 2020
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$940.9	$185.8	$48.8	$(28.7)	$1,146.8

Employee costs	98.8	52.2	8.7	4.6	164.3
Purchase of goods and services	360.4	88.0	38.0	(30.7)	455.7
Adjusted EBITDA[1]	481.7	45.6	2.1	(2.6)	526.8

Depreciation and amortization					213.5
Financial expenses					79.1
Loss on valuation and translation of financial instruments					0.9
Restructuring of operations and other items					6.1
Income before income taxes					$227.2

Cash flows used for
Additions to property, plant and equipment	$117.0	$4.7	$0.4	$0.3	$122.4
Additions to intangible assets	14.4	5.1	0.5	0.8	20.8

	Three months ended December 31, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$908.6	$208.0	$54.7	$(35.1)	$1,136.2

Employee costs	106.8	57.8	9.5	10.1	184.2
Purchase of goods and services	339.1	114.9	42.6	(39.1)	457.5
Adjusted EBITDA[1]	462.7	35.3	2.6	(6.1)	494.5

Depreciation and amortization					186.3
Financial expenses					81.4
Loss on valuation and translation of financial instruments					14.6
Restructuring of operations and other items					1.6
Income before income taxes					$210.6

Cash flows used for
Additions to property, plant and equipment	$115.6	$8.1	$0.2	$0.4	$124.3
Additions to intangible assets	65.7	5.7	0.6	0.4	72.4

3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)

	Twelve months ended December 31, 2020
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$3,622.6	$650.5	$158.0	$(113.3)	$4,317.8

Employee costs	403.8	176.7	30.3	24.7	635.5
Purchase of goods and services	1,354.4	391.6	119.0	(135.3)	1,729.7
Adjusted EBITDA[1]	1,864.4	82.2	8.7	(2.7)	1,952.6

Depreciation and amortization					803.2
Financial expenses					328.2
Gain on valuation and translation of financial instruments					(8.0)
Restructuring of operations and other items					39.2
Income before income taxes					$790.0

Cash flows used for
Additions to property, plant and equipment	$429.3	$15.9	$0.6	$1.4	$447.2
Additions to intangible assets	180.1	22.1	2.8	0.9	205.9

	Twelve months ended December 31, 2019
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$3,480.4	$738.0	$192.2	$(116.8)	$4,293.8

Employee costs	398.6	228.6	38.6	35.0	700.8
Purchase of goods and services	1,278.4	434.6	146.3	(145.8)	1,713.5
Adjusted EBITDA[1]	1,803.4	74.8	7.3	(6.0)	1,879.5

Depreciation and amortization					750.4
Financial expenses					327.5
Loss on valuation and translation of financial instruments					6.5
Restructuring of operations and other items					28.6
Income before income taxes					$766.5

Cash flows used for
Additions to property, plant and equipment	$476.8	$21.8	$1.3	$1.7	$501.6
Additions to intangible assets	468.0	24.8	3.5	0.6	496.9

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and (loss) income from discontinued operations.

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other com-	to non-
		Contributed	earnings	prehensive	controlling
	Capital stock	surplus	(deficit)	loss	interests	Total equity
Balance as of December 31, 2018	$1,065.9	$4.7	$(507.9)	$(82.7)	$88.5	$568.5
Net income	-	-	652.8	-	5.5	658.3
Other comprehensive income	-	-	-	18.6	0.6	19.2
Dividends	-	-	(100.3)	-	-	(100.3)
Issuance of Class B Shares	8.3	12.7	-	-	-	21.0
Repurchase of Class B Shares	(18.3)	-	(76.3)	-	-	(94.6)
Balance as of December 31, 2019	1,055.9	17.4	(31.7)	(64.1)	94.6	1,072.1
Net income	-	-	607.2	-	10.2	617.4
Other comprehensive loss	-	-	-	(69.8)	(3.1)	(72.9)
Dividends	-	-	(201.1)	-	(0.2)	(201.3)
Repurchase of Class B Shares	(38.1)	-	(163.1)	-	-	(201.2)
Balance as of December 31, 2020	$1,017.8	$17.4	$211.3	$(133.9)	$101.5	$1,214.1

5

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Twelve months ended
(unaudited)	December 31		December 31
	2020	2019	2020	2019
Cash flows related to operating activities
Income from continuing operations	$169.1	$150.3	$584.2	$560.8
Adjustments for:
Depreciation of property, plant and equipment	166.8	148.0	622.1	598.2
Amortization of intangible assets	36.2	29.6	143.4	116.7
Amortization of right-of-use assets	10.5	8.7	37.7	35.5
Loss (gain) on valuation and translation of financial instruments	0.9	14.6	(8.0)	6.5
Impairment of assets	1.2	-	8.5	18.8
Amortization of financing costs	2.0	2.0	8.1	8.1
Deferred income taxes	30.4	67.5	(2.9)	97.8
Other	(1.5)	0.6	(1.6)	(1.3)
	415.6	421.3	1,391.5	1,441.1
Net change in non-cash balances related to operating activities	(38.6)	(58.2)	40.0	(229.3)
Cash flows provided by continuing operating activities	377.0	363.1	1,431.5	1,211.8
Cash flows related to investing activities
Business acquisitions	(36.3)	-	(47.1)	(35.6)
Business disposals	0.2	-	0.2	260.7
Additions to property, plant and equipment	(122.4)	(124.3)	(447.2)	(501.6)
Additions to intangible assets	(20.8)	(72.4)	(205.9)	(496.9)
Proceeds from disposals of assets	0.8	1.0	4.4	4.2
Other	33.1	(5.9)	(18.3)	(30.9)
Cash flows used in continuing investing activities	(145.4)	(201.6)	(713.9)	(800.1)
Cash flows related to financing activities
Net change in bank indebtedness	(13.5)	1.1	(27.7)	5.1
Net change under revolving facilities	(2.1)	(870.8)	(127.0)	(589.5)
Issuance of long-term debt, net of financing fees	-	790.7	-	790.7
Repayment of long-term debt	(0.3)	(45.2)	(1.3)	(488.6)
Repayment of lease liabilities	(10.6)	(9.5)	(41.9)	(39.4)
Settlement of hedging contracts	(0.8)	(0.8)	(1.6)	90.0
Issuance of Class B Shares	-	5.6	-	8.3
Repurchase of Class B Shares	(57.8)	(14.1)	(201.2)	(94.6)
Dividends	(49.8)	(28.7)	(201.1)	(100.3)
Dividends paid to non-controlling interests	-	-	(0.2)	-
Cash flows used in continuing financing activities	(134.9)	(171.7)	(602.0)	(418.3)

Cash flows provided by (used in) continuing operations	96.7	(10.2)	115.6	(6.6)

Cash flows (used in) provided by discontinued operations	(0.7)	-	7.1	(0.7)

Cash and cash equivalents at beginning of period	40.7	24.2	14.0	21.3
Cash and cash equivalents at end of period	$136.7	$14.0	$136.7	$14.0

Cash and cash equivalents consist of
Cash	$135.4	$5.1	$135.4	$5.1
Cash equivalents	1.3	8.9	1.3	8.9
	$136.7	$14.0	$136.7	$14.0

Interest and taxes reflected as operating activities
Cash interest payments	$117.6	$103.9	$316.1	$307.2
Cash income tax payments (net of refunds)	33.9	3.0	127.5	238.0

6

QUEBECOR INC.
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	December 31	December 31
	2020	2019
Assets

Current assets
Cash and cash equivalents	$136.7	$14.0
Accounts receivable	600.6	548.0
Contract assets	174.9	160.3
Income taxes	4.9	19.1
Inventories	250.7	240.4
Other current assets	113.0	121.2
	1,280.8	1,103.0

Non-current assets
Property, plant and equipment	3,189.2	3,415.9
Intangible assets	1,466.7	1,444.0
Goodwill	2,714.0	2,692.9
Right-of-use assets	143.1	110.4
Derivative financial instruments	625.5	679.8
Deferred income taxes	45.5	31.2
Other assets	396.8	248.7
	8,580.8	8,622.9
Total assets	$9,861.6	$9,725.9

Liabilities and equity

Current liabilities
Bank indebtedness	$1.7	$29.4
Accounts payable, accrued charges and provisions	872.2	809.6
Deferred revenue	307.5	332.7
Income taxes	70.0	4.2
Current portion of long-term debt	28.5	57.2
Current portion of lease liabilities	34.3	31.3
	1,314.2	1,264.4

Non-current liabilities
Long-term debt	5,744.9	5,900.3
Derivative financial instruments	28.4	2.1
Convertible debentures	150.0	150.0
Lease liabilities	139.0	106.6
Deferred income taxes	848.2	859.2
Other liabilities	422.8	371.2
	7,333.3	7,389.4
Equity
Capital stock	1,017.8	1,055.9
Contributed surplus	17.4	17.4
Retained earnings (deficit)	211.3	(31.7)
Accumulated other comprehensive loss	(133.9)	(64.1)
Equity attributable to shareholders	1,112.6	977.5
Non-controlling interests	101.5	94.6
	1,214.1	1,072.1

Total liabilities and equity	$9,861.6	$9,725.9

7

Supplementary Disclosure

Quarter / 12-Month Period
Ended December 31, 2020

For additional information, please contact
Hugues Simard, Chief Financial Officer,
at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure
December 31, 2020
Net Income Attributable to Shareholders

	4th Quarter		Full Year
	2020	2019	2020	2019
Net income per share (basic)	$0.64	$0.57	$2.41	$2.55

Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.66	$0.63	$2.36	$2.27

Reconciliation of earnings per share

	4th Quarter		Full Year
	2020	2019	2020	2019
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.66	$0.63	$2.36	$2.27

Other adjustments[1]:
Unusual items	(0.02)	(0.01)	(0.11)	(0.08)
(Loss) gain on valuation and translation of financial instruments	-	(0.05)	0.03	(0.02)
Discontinued operations	-	-	0.13	0.38
Total	(0.02)	(0.06)	0.05	0.28

Reported net income per share (basic)	$0.64	$0.57	$2.41	$2.55

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure
December 31, 2020
Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$45.9
$45.9

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,093.4
6 5/8% Senior Notes due in 2023	500.0
1,593.4
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	-
5% Senior Notes due in 2022	1,018.0
5 3/8% Senior Notes due in 2024	763.5
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	763.5
4 1/2% Senior Notes due in 2030	800.0
4,120.0
TVA Group Inc.
Revolving credit facility due in 2022 (availability: $75)	27.1
27.1
Other debt	-
Total Quebecor Media Inc.	$5,740.5

TOTAL LONG-TERM DEBT [1]	$5,786.4

Bank indebtedness	1.7
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	173.3
(Asset) liability related to derivative financial instruments	(597.1)

Cash and cash equivalents :
TVA Group Inc.	2.8
Other	133.9
$136.7

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 18 to Consolidated Financial Statements.
[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2020, subject to a floor price of approximately $26.20 and a ceiling price of approximately $32.76.

QUEBECOR INC.

Supplementary Disclosure
December 31, 2020
Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)
	2020								2019
	Dec 31		Sep 30		Jun 30		Mar 31		Dec 31
Total long-term debt [1]	$5,786.4		$5,952.1		$6,019.1		$6,224.4		$5,986.1

Add (deduct):
(Asset) liability related to derivative financial instruments	(597.1)		(798.6)		(902.9)		(1,043.9)		(677.7)
Lease liabilities	173.3		168.0		157.1		153.0		137.9
Bank indebtedness	1.7		15.2		20.6		16.6		29.4
Cash and cash equivalents	(136.7)		(40.7)		(25.0)		(43.8)		(14.0)

Consolidated net debt excluding convertible debentures	$5,227.6		$5,296.0		$5,268.9		$5,306.3		$5,461.7
Divided by: trailing 12-month adjusted EBITDA	$1,952.6		$1,920.3		$1,916.2		$1,895.5		$1,879.5

Consolidated net debt leverage ratio	2.68	x	2.76	x	2.75	x	2.80	x	2.91	x

1 Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 18 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure
December 31, 2020
Operating Results

	2020				2019
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Revenue-Generating Units ('000) 1-2	6,147.9	6,104.9	6,100.2	6,085.2	6,076.2
Mobile Telephony Lines ('000)	1,481.1	1,452.6	1,404.9	1,369.8	1,330.5
Homes Passed ('000)	2,994.7	2,983.3	2,970.9	2,958.0	2,950.1
Internet Subscribers ('000) [2]	1,796.8	1,769.8	1,749.3	1,733.4	1,727.3
Penetration of Homes Passed	60.0%	59.3%	58.9%	58.6%	58.6%
Television Subscribers ('000)	1,475.6	1,481.8	1,497.3	1,512.1	1,531.8
Penetration of Homes Passed	49.3%	49.7%	50.4%	51.1%	51.9%
Wireline Telephony Lines ('000) [2]	924.7	947.8	976.5	998.2	1,027.3
Penetration of Homes Passed	30.9%	31.8%	32.9%	33.7%	34.8%
Over-the-Top Video Subscribers ('000)	469.7	452.9	472.2	471.7	459.3

	4th Quarter			Full Year
(in millions)	2020	2019	VAR	2020	2019	VAR
Revenues
Internet	$292.3	$282.7	3.4%	$1,131.4	$1,114.3	1.5%
Television	220.0	239.5	-8.1%	903.6	974.4	-7.3%
Mobile Telephony	170.2	157.2	8.3%	658.5	600.7	9.6%
Wireline Telephony	83.3	83.7	-0.5%	338.4	341.1	-0.8%
Equipment Sales	128.4	99.6	28.9%	408.9	269.8	51.6%
Other	46.6	44.5	4.7%	181.7	175.8	3.4%
Videotron	940.8	907.2	3.7%	3,622.5	3,476.1	4.2%
Retail and Eliminations	0.1	1.4		0.1	4.3
Telecommunications	$940.9	$908.6	3.6%	$3,622.6	$3,480.4	4.1%

Adjusted EBITDA
Videotron	$481.7	$462.5		$1,864.4	$1,802.8
Retail	0.0	0.2		0.0	0.6
Telecommunications	$481.7	$462.7	4.1%	$1,864.4	$1,803.4	3.4%

Cash flows used for:
Additions to PP&E	$117.0	$115.6		$429.3	$476.8
Additions to Intangible Assets	14.4	65.7		180.1	468.0
Telecommunications	$131.4	$181.3	-27.5%	$609.4	$944.8	-35.5%

Mobile Telephony ABPU [3]	$50.52	$51.89		$50.85	$52.56
Total ABPU [3]	$50.21	$49.99		$49.94	$50.00

[1]	Revenue-generating units (" RGUs ") are the sum of subscriptions to the television, Internet access and Club illico over-the-top video services, plus subscriber connections to the wireline and mobile telephony services.

[2]	Internet subscribers and wireline telephony lines were adjusted as at the end of March 31, June 30 and September 30, 2020 to correct an irregularity identified in the RGU growth compilation systems.

[3]	Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure
December 31, 2020
Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure
December 31, 2020
Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the financial year 2020, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2020 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	February 25, 2021